Annual and Extraordinary General Meeting of Shareholders of Safe-T Group Ltd.

Date: September 19, 2021

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

Annual and Extraordinary General Meeting of Shareholders: — For / Against / Abstain

1. To re-appoint PwC Israel as the independent auditor of the Company for the year ending December 31, 2021, and until the next annual general meeting of the Company's shareholders, and to authorize the Board of Directors of the Company to determine their remuneration. ☐ ☐ ☐
2.
   - 2a. To re-appoint Mr. Shachar Daniel as a Class II director of the Company for a term of three years that expires at the earlier of (i) the third annual general meeting of shareholders following such re-election or (ii) upon termination of his service in office in accordance with the provisions of the Company's Amended Articles of Association or any law. ☐ ☐ ☐
   - 2b. To re-appoint Mr. Moshe Tal as a Class II director of the Company for a term of three years that expires at the earlier of (i) the third annual general meeting of shareholders following such re-election or (ii) upon termination of his service in office in accordance with the provisions of the Company's Amended Articles of Association or any law. ☐ ☐ ☐
3. To approve an increase of the per-meeting fee and annual fee to which each of the Company's Non-Executive Directors shall be intitled to, as set forth in the Proxy Statement. ☐ ☐ ☐
4. To grant Mr. Chen Katz, Mr. Yehuda Halfon, Ms. Rakefet Remigolski and Mr. Moshe Tal, options to purchase Ordinary Shares, as set forth in the Proxy Statement. ☐ ☐ ☐
5. To grant Mr. Shachar Daniel options to purchase Ordinary Shares as set forth in the Proxy Statement. — For / Against / Abstain ☐ ☐ ☐
   - 5a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 5?* — Yes / No ☐ ☐
   - YES: I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 5
   - *** If you do not indicate a response YES for this item 5a, your shares will not be voted for Proposal No. 5.**
6. To approve an update to the terms of compensation to Mr. Amir Mizhar as set forth in the Proxy Statement — For / Against / Abstain ☐ ☐ ☐
   - 6a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 6?* — Yes / No ☐ ☐
   - YES: I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 6
   - *** If you do not indicate a response YES for this item 6a, your shares will not be voted for Proposal No. 6.**
7.
   - 7.1 To approve a Maximum Annual Bonus Plan to Mr. Shachar Daniel, the Company's Chief Executive Officer and director. — For / Against / Abstain ☐ ☐ ☐
   - 7.1a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 7.1?* — Yes / No ☐ ☐
   - YES: I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 7.1
   - *** If you do not indicate a response YES for this item 7.1a, your shares will not be voted for Proposal No. 7.1.**
   - 7.2 To approve 2021 objectives and remuneration to Mr. Shachar Daniel, the Company's Chief Executive Officer and director. — For / Against / Abstain ☐ ☐ ☐
   - 7.2a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 7.2?* — Yes / No ☐ ☐
   - YES: I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 7.2
   - *** If you do not indicate a response YES for this item 7.2a, your shares will not be voted for Proposal No. 7.2.**
   - 7.3 To approve grant of a Special Bonus to Mr. Shachar Daniel, the Company's Chief Executive Officer and director. — For / Against / Abstain ☐ ☐ ☐
   - 7.3a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 7.3?* — Yes / No ☐ ☐
   - YES: I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 7.3
   - *** If you do not indicate a response YES for this item 7.3a, your shares will not be voted for Proposal No. 7.3.**
8. To approve 2021 Objectives and remuneration to Mr. Chen Katz, the Company's active Chairman of the Board of Directors. — For / Against / Abstain ☐ ☐ ☐
   - 8a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 8?* — Yes / No ☐ ☐
   - YES: I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 8
   - *** If you do not indicate a response YES for this item 8a, your shares will not be voted for Proposal No. 8.**
9. To approve a special bonus for Mr. Barak Avitbul, the Company's Privacy Business Unit Manager. — For / Against / Abstain ☐ ☐ ☐
   - 9a. Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 9?* — Yes / No ☐ ☐
   - YES: I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 9
   - *** If you do not indicate a response YES for this item 9a, your shares will not be voted for Proposal No. 9.**
10. To approve the adjustment in ratio between the Company's Ordinary Shares (traded on TASE) and ADSs (traded on Nasdaq) by changing the ratio between them from 40:1 to 1:1 (which will have an impact only on the amount of the Ordinary Shares and not on the amount of the ADSs), thereby resulting in a reverse split of the Company's authorized and issued Ordinary Shares (which will not affect in any way the Company's ADSs), and to amend the Company's articles of association to affect the same. — For / Against / Abstain ☐ ☐ ☐

Authorized Signatures - This section must be completed for your instructions to be executed.

__________________ Please Sign Here   ______________ Please Date Above

__________________ Please Sign Here   ______________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual and Extraordinary General Meeting of Shareholders of Safe-T Group Ltd. to be Held on September 19, 2021 for Holders as of August 20, 2021

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.T. on September 15, 2021

For additional information, please visit:
https://www.safe-t.com/investor-relations/#GENERAL-MEETINGS

PROXY TABULATOR FOR
SAFE-T GROUP LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Safe-T Group Ltd.

Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. E.S.T. on September 15, 2021)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Safe-T Group Ltd.** (the "Company") registered in the name of the undersigned on the books of the Depositary as of the close of business on **August 20, 2021**, at the **Annual and Extraordinary General Meeting of Shareholders** of the Company, to be held on **September 19, 2021** at **3:00 p.m. (Israel time)**, at the Company's offices, at 8 Abba Eban Ave., Herzliya, Israel, or at any adjournment thereof, in respect to the resolutions specified on the reverse side, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and proxy statement relating to the Meeting.

NOTE:

1. **Please direct the Depositary how it is to vote by placing "X" in the appropriate box opposite each agenda item.**
2. **This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.**

The board of directors (the "Board of Directors") recommends voting in favor of the proposed resolutions.

(Continued and to be marked, dated and signed, on the reverse side)

PROXY TABULATOR FOR
SAFE-T GROUP LTD.
P.O. BOX 8016
CARY, NC 27512-9903